REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Mercantile Mutual Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Mercantile Mutual Funds, Inc.'s (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 31, 2000. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2000, and with respect to agreement of security purchases and sales, for the period from September 30, 2000 (the date of the last examination performed by other independent accountants) through October 31, 2000:

o Count and inspection of securities located in the vault of Firstar Bank Milwaukee, N.A. in Milwaukee, Wisconsin without prior notice to management;
o Confirmation of all securities held by the following institutions in book entry form: the Federal Reserve Bank of Chicago and the Depository Trust Company;
o Confirmation of all securities and similar investments held by the following sub-custodian: Bank of New York;
o Confirmation of all securities and similar investments held by outside brokers and other third parties;
o    Confirmation of all repurchase agreements with brokers;
o Reconciliation of all such securities to the books and records of the Company and the Custodian; and
o Agreement of 5 security purchases and 5 security sales or maturities since the last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Mercantile Mutual Funds, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2000 with respect to securities reflected in the investment account of the Company, except for the exceptions noted, is fairly stated in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

December 18, 2000